# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KORE Group Holdings, Inc., CIK 0001855457
CUSIP: 50066V305
Title of class of securities: Common Stock, par value $0.0001 per share ("Common Stock")
Address of issuer's principal executive offices: 3 Ravinia Drive NE, Suite 500, Atlanta, Georgia (GA), 30346
Date of event which requires filing of this statement: 07/21/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001341004-24-000103
Filed by CIK 0002024046

## Reporting persons
- FIG LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fortress Operating Entity I LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FIG Blue LLC (f/k/a FIG Corp.): type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fortress Investment Group LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FINCO I Intermediate Holdco LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FINCO I LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FIG Parent, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Foundation Holdco LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FIG Buyer GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: KORE Group Holdings, Inc.
Address of issuer's principal executive offices: 3 Ravinia Drive NE, Suite 500, Atlanta, Georgia, 30346

## Item 2. Person Filing
Name of person filing:
This Schedule 13G constitutes (i) Amendment No. 2 to the Schedule 13G on behalf of FINCO I Intermediate Holdco LLC, FINCO I LLC, FIG Parent, LLC, Foundation Holdco LP and FIG Buyer GP, LLC and (ii) Amendment No. 5 to the Schedule 13G on behalf of FIG LLC, Fortress Operating Entity I LP, FIG Blue LLC (f/k/a/ FIG Corp.) and Fortress Investment Group LLC.

This statement is filed by (collectively, the "Reporting Persons").

(i) FIG LLC, a Delaware limited liability company, which is the holder of all membership interests in investment advisers to certain investment funds;

(ii) Fortress Operating Entity I LP, a Delaware limited partnership, which is (i) the holder of all of the issued and outstanding membership interests of FIG LLC and (ii) the indirect parent of the general partners of certain investment funds;

(iii) FIG Blue LLC (f/k/a FIG Corp.), a Delaware corporation, which is the general partner of Fortress Operating Entity I LP;

(iv) Fortress Investment Group LLC, a Delaware limited liability company, which is the holder of all of the issued and outstanding shares of FIG Blue LLC (f/k/a FIG Corp.);

(v) FINCO I Intermediate Holdco LLC, a Delaware limited liability company, which is the sole member of Fortress Investment Group LLC;

(vi) FINCO I LLC, a Delaware limited liability company, which is the sole member of FINCO I Intermediate Holdco LLC;

(vii) FIG Parent, LLC, a Delaware limited liability company, which is the sole member of FINCO I LLC;

(viii) Foundation Holdco LP, a Delaware limited partnership, which is the sole member of FIG Parent, LLC;

(ix) FIG Buyer GP, LLC, a Delaware limited liability company, which is the general partner of Foundation Holdco LP

The Joint Filing Agreement among the Reporting Persons to file this Amendment No. 5 to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit A hereto.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.
Citizenship: See Item 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each of the cover pages.
Percent of class: See Item 11 of each of the cover pages.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- FIG LLC: /s/ David Brooks, David Brooks, Secretary (07/23/2026)
- Fortress Operating Entity I LP: /s/ David Brooks, David Brooks, Secretary of FIG Blue LLC, the general partner of Fortress Operating Entity I LP (07/23/2026)
- FIG Blue LLC (f/k/a FIG Corp.): /s/ David Brooks, David Brooks, Secretary (07/23/2026)
- Fortress Investment Group LLC: /s/ David Brooks, David Brooks, Secretary (07/23/2026)
- FINCO I Intermediate Holdco LLC: /s/ David Brooks, David Brooks, Secretary (07/23/2026)
- FINCO I LLC: /s/ David Brooks, David Brooks, Secretary (07/23/2026)
- FIG Parent, LLC: /s/ David Brooks, David Brooks, Secretary (07/23/2026)
- Foundation Holdco LP: /s/ David Brooks, David Brooks, Secretary of FIG Buyer GP, LLC, the general partner of Foundation Holdco LP (07/23/2026)
- FIG Buyer GP, LLC: /s/ David Brooks, David Brooks, Secretary (07/23/2026)